UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

DYNEGY INC.
(Name of Subject Company)

DYNEGY INC.
(Names of Persons Filing Statement)

COMMON STOCK
(INCLUDING THE ASSOCIATED PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

26817G300
(CUSIP Number of Class of Securities)

J. Kevin Blodgett
General Counsel
Dynegy Inc.
1000 Louisiana, Suite 5800
Houston, Texas  77002

With a copy to:

Joseph B. Frumkin
Sullivan & Cromwell
125 Broad Street
New York, NY  10004

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE:

On December 15, 2010, Dynegy Inc. (“Dynegy”) issued a press release announcing that it had entered into an Agreement and Plan of Merger among Dynegy, IEH Merger Sub LLC and IEP Merger Sub Inc., dated as of December 15, 2010 (the “Merger Agreement”).  A copy of the press release is included below.

On December 15, 2010, Bruce A. Williamson, Chairman, President and Chief Executive Officer distributed a letter and frequently asked questions document to Dynegy employees discussing the Merger Agreement.  A copy of this communication is included below.

FOR IMMEDIATE RELEASE	NR10-35

DYNEGY ENTERS INTO AGREEMENT TO BE ACQUIRED BY ICAHN ENTERPRISES LP FOR $5.50
PER SHARE IN CASH

OPEN STRATEGIC ALTERNATIVES PROCESS TO CONTINUE IN ORDER TO SOLICIT SUPERIOR
ALTERNATIVE PROPOSALS

HOUSTON, December 15, 2010 – Dynegy Inc. (NYSE: DYN) today announced that its Board of Directors has unanimously approved a definitive agreement to be acquired by Icahn Enterprises LP (NYSE: IEP) in a tender offer followed by a merger for $5.50 per share in cash, or approximately $665 million in the aggregate.  Dynegy has approximately $3.95 billion of outstanding debt, net of cash.

Under the terms of the agreement, Dynegy stockholders will receive $5.50 in cash for each outstanding share of Dynegy common stock they own, which is $0.50 per share or 10% higher than the previous offer and represents a 10% premium to Dynegy’s average closing stock price over the last 30 trading days.  In connection with today’s announcement, it is expected that a wholly owned subsidiary of IEP will commence a tender offer for all of the outstanding shares of Dynegy that they do not already own no later than December 22, 2010.  IEP and its affiliates own approximately 9.9% of Dynegy’s outstanding shares and have previously acquired options to purchase approximately 5% of Dynegy’s outstanding shares.  IEP has also agreed that, in certain circumstances, if a “superior” all cash offer is made and supported by Dynegy, and IEP does not wish to top the “superior” offer, it will support it.

Open Strategic Alternatives Process
Under the terms of the merger agreement, Dynegy will continue its ongoing open strategic alternatives process, during which Dynegy will solicit superior proposals until 11:59 p.m. (Eastern Time) on January 24, 2011.  Prior to the execution of the merger agreement, Dynegy’s financial advisors had already commenced soliciting interest from a significant number of strategic and financial buyers, and other interested third parties are invited to contact Dynegy’s financial advisors.  It is not anticipated that any developments will be disclosed with regard to this process unless Dynegy’s Board of Directors makes a decision with respect to any potential superior proposal.  There are no guarantees that this process will result in a superior proposal.  The Special Committee of Dynegy’s Board will continue to oversee the open strategic alternatives process.

Bruce A. Williamson, Chairman, President and Chief Executive Officer of Dynegy Inc., said, “We believe the IEP offer, coupled with our continued ability to solicit superior proposals and the commitment of IEP to support a company accepted all cash offer for 100% of the Company, is a very positive outcome for all Dynegy stockholders.”

Carl C. Icahn stated: “All stockholders should benefit from the auction process which has now begun at a price which is 10% higher than the last bid.”

Closing Conditions
Completion of the transaction is conditioned on, among other things, satisfaction of the minimum tender condition that at the close of the tender offer, IEP and its affiliates own at least 50% of Dynegy’s shares and receipt of regulatory approvals.  Following receipt of the minimum condition, a merger will be effected so that a subsidiary of IEP will be merged into Dynegy and holders of Dynegy’s outstanding common stock will receive $5.50 per share, subject to appraisal rights.  In the event the minimum condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of stockholder approval.  If no superior proposal is received during the open strategic alternatives process and the tender offer is successfully completed, Dynegy expects the transaction to close in the first quarter of 2011.

Advisors
Goldman, Sachs & Co. and Greenhill & Co., LLC are serving as financial advisors and Sullivan & Cromwell LLP is serving as legal counsel to Dynegy.

About Dynegy Inc.
Through its subsidiaries, Dynegy Inc. produces and sells electric energy capacity and ancillary services in key U.S. markets. The power generation portfolio consists of approximately 12,100 megawatts of baseload, intermediate and peaking power plants fueled by a mix of natural gas, coal and fuel oil. For more information, please visit www.dynegy.com.

About Icahn Enterprises L.P.
Icahn Enterprises L.P. (NYSE: IEP), a master limited partnership, is a diversified holding company engaged in seven primary business segments: Investment Management, Automotive, Railcar, Food Packaging, Metals, Real Estate and Home Fashion.

Cautionary Statement Regarding Forward-Looking Statements
This press release contain statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward looking statements.”  Discussion of risks and uncertainties that could cause actual results to differ materially from current projections, forecasts, estimates and expectations of Dynegy is contained in Dynegy’s filings with the Securities and Exchange Commission (the “SEC”). Specifically, Dynegy makes reference to, and incorporates herein by reference, the section entitled “Risk Factors” in its most recent Form 10-K and subsequent reports on Form 10-Q, the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in its definitive proxy statement filed with the SEC on October 4, 2010 and the section entitled “Forward-Looking Statements” in its preliminary consent revocation statement filed with the SEC on November 26, 2010.  In addition to the risks and uncertainties set forth in Dynegy’s SEC filings, the forward-looking statements described in this press release could be affected by, among other things, (i) the timing and anticipated benefits to be achieved through Dynegy’s 2010-2013 company-wide cost savings program; (ii) beliefs and assumptions relating to liquidity, available borrowing capacity and capital resources generally; (iii) expectations regarding environmental matters, including costs of compliance, availability and adequacy of emission credits, and the impact of ongoing proceedings and potential regulations or changes to current regulations, including those relating to climate change, air emissions, cooling water intake structures, coal combustion byproducts, and other laws and regulations to which Dynegy is, or could become, subject; (iv) beliefs about commodity pricing and generation volumes; (v) anticipated liquidity in the regional power and fuel markets in which Dynegy transacts, including the extent to which such liquidity could be affected by poor economic and financial market conditions or new regulations and any resulting impacts on financial institutions and other current and potential counterparties; (vi) sufficiency of, access to and costs associated with coal, fuel oil and natural gas inventories and transportation thereof; (vii) beliefs and assumptions about market competition, generation capacity and regional supply and demand characteristics of the wholesale power generation market, including the potential for a market recovery over the longer term; (viii) the effectiveness of Dynegy’s strategies to capture opportunities presented by changes in commodity prices and to manage its exposure to energy price volatility; (ix) beliefs and assumptions about weather and general economic conditions; (x) beliefs regarding the U.S. economy, its trajectory and its impacts, as well as Dynegy’s stock price; (xi) projected operating or financial results, including anticipated cash flows from operations, revenues and profitability; (xii) expectations regarding Dynegy’s revolver capacity, credit facility compliance, collateral demands, capital expenditures, interest expense and other payments; (xiii) Dynegy’s focus on safety and its ability to efficiently operate its assets so as to maximize its revenue generating opportunities and operating margins; (xiv) beliefs about the outcome of legal, regulatory, administrative and legislative matters;  (xv) expectations and estimates regarding capital and maintenance expenditures, including the Midwest Consent Decree and its associated costs; (xvi) uncertainties associated with the consent solicitation (the “Seneca Capital Solicitation”) engaged in by Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC and Douglas A. Hirsch (“Seneca Capital”) and  (xvii) uncertainties associated with the proposed acquisition of Dynegy by Icahn Enterprises LP (the "Transaction"), including uncertainties relating to the anticipated timing of filings and approvals relating to the Transaction, the outcome of legal proceedings that may be instituted against Dynegy and/or others relating to the Transaction, the expected timing of completion of the Transaction, the satisfaction of the conditions to the consummation of the Transaction and the ability to complete the Transaction.  Any or all of Dynegy’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond Dynegy’s control.

This release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, many of which are beyond our ability to control or predict. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Icahn Enterprises L.P. and its subsidiaries. Among these risks and uncertainties are risks related to economic downturns, substantial competition and rising operating costs; risks related to our investment management activities, including the nature of the investments made by the private funds we manage, losses in the private funds and loss of  key employees; risks related to our automotive activities, including exposure to adverse conditions in the automotive industry, and risks related to operations in foreign countries; risks related to our railcar operations, including the highly cyclical nature of the railcar industry; risks related to our food packaging activities, including the cost of raw materials and fluctuations in selling prices; risks related to our scrap metals activities, including potential environmental exposure and volume fluctuations; risks related to our real estate activities, including the extent of any tenant bankruptcies and insolvencies; risks related to our home fashion operations, including changes in the availability and price of raw materials, and changes in transportation costs and delivery times; and other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission. We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

Notice to Investors
The tender offer for the outstanding shares of common stock of Dynegy Inc. (the “Company”) referred to in this report has not yet commenced.  The solicitation and the offer to buy shares of the Company common stock will be made pursuant to an offer to purchase and related materials that IEH Merger Sub LLC, (“Offeror”),   an indirectly wholly owned subsidiary of Icahn Enterprises L.P., intends to file with the Securities and Exchange Commission (the “SEC”). At the time the offer is commenced, the Offeror will file a tender offer statement on Schedule TO with the SEC, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by the Offeror. Investors and security holders may also obtain free copies of the documents filed with the SEC by the Company by directing a request by mail or telephone to Dynegy Inc., Attn: Corporate Secretary, 1000 Louisiana Street, Suite 5800, Houston, Texas 77002, telephone: (713) 507-6400, or from Dynegy's website, http://www.dynegy.com.

Additional Information About the Merger and Where to Find It

In connection with the potential merger, the Company will prepare a proxy statement to be filed with the SEC. When completed, a definitive proxy statement and a form of proxy will be mailed to the stockholders of the Company. BEFORE MAKING ANY VOTING DECISION, THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE MERGER CAREFULLY AND IN ITS ENTIRETY BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Company’s stockholders will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. The Company’s stockholders will also be able to obtain, without charge, a copy of the proxy statement and other relevant documents (when available) by directing a request by mail or telephone to Dynegy Inc., Attn: Corporate Secretary, 1000 Louisiana Street, Suite 5800, Houston, Texas 77002, telephone: (713) 507-6400, or from the Company’s website, http://www.dynegy.com.

Participants in the Solicitation
Dynegy and its directors and officers may be deemed to be participants in the solicitation of proxies from Dynegy's stockholders with respect to the Merger. Information about Dynegy's directors and executive officers and their ownership of Dynegy's common stock is set forth in the proxy statement for Dynegy's 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2010. Stockholders may obtain additional information regarding the interests of the Company and its directors and executive officers in the Merger, which may be different than those of the Company’s stockholders generally, by reading the proxy statement and other relevant documents regarding the Merger, when filed with the SEC.

CONTACT:

Media:	Analysts:
David Byford, 713-767-5800	Laura Hrehor, 713-507-6466

Joele Frank / James Golden / Matthew Cuneo
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449
Or
Icahn Enterprises L.P.
Dominick Ragone, Chief Financial Officer
(646) 861-7500

December 15, 2010

Dear Fellow Dynegy Employee:

This morning we issued a press release, a copy of which is attached, to announce that the Dynegy Board of Directors has unanimously approved a definitive agreement to be acquired by Icahn Enterprises LP (NYSE: IEP) in a tender offer followed by a merger for $5.50 per share in cash, or approximately $665 million in the aggregate.  Additionally, the open strategic alternatives process announced on November 23rd, will continue and Dynegy will solicit superior proposals to the IEP transaction until January 24, 2011.

We believe the IEP offer, coupled with our continued ability to solicit superior proposals, is a very positive outcome for all Dynegy stakeholders.

Today’s announcement should in no way impact your day-to-day responsibilities.  It is critical that we remain focused on operating and commercializing our assets and continuing all of the related support work for these assets.  As employees, we should concentrate on maintaining and creating value for all of our stakeholders.  We do recognize that you may have a number of questions about today’s transaction, so we are including with this letter a frequently asked questions document.  We will update these as more information becomes available.

This announcement will most certainly garner further interest from the media, investors and other interested third parties and it is important that we speak with one voice. Accordingly, consistent with our existing policy, please forward all calls from analysts and investors to Laura Hrehor at 713-507-6466 and all calls from the media to David Byford at 713-767-5800.

Thank you for your continued cooperation, dedication and hard work as we move through this process.

Sincerely,

Bruce A. Williamson
Chairman, President and Chief Executive Officer

DYNEGY EMPLOYEE FAQ

1)	What was announced today?
•
Today Dynegy’s Board of Directors unanimously approved a definitive agreement to be acquired by Icahn Enterprises LP (NYSE: IEP) in a tender offer followed by a merger for $5.50 per share in cash, or approximately $665 million in the aggregate.

•
It is expected that a wholly owned subsidiary of IEP will commence a tender offer for all of the outstanding shares of Dynegy no later than December 22, 2010.  The minimum tender condition is that at the close of the tender offer, IEP and its affiliates own at least 50% of Dynegy’s shares.

•
In the event the minimum tender condition is not met, and in certain other circumstances, Dynegy and IEP have agreed to complete the transaction through a one-step merger after receipt of stockholder approval.

•	If no superior proposal is received during the open strategic alternatives process and the tender offer is successfully completed, Dynegy expects the transaction to close in the first quarter of 2011.
•	Also, the open strategic alternatives process announced on November 23rd will continue and Dynegy will solicit superior proposals to the IEP transaction through 11:59 pm ET on January 24, 2011.

2)	Why is Dynegy entering into this transaction?
•	Dynegy believes the IEP offer, coupled with the continued ability to solicit superior proposals, is a very positive outcome for all Dynegy stakeholders.

3)	Who is IEP?
•
IEP is a diversified holding company engaged in seven primary business segments:  Investment Management, Automotive, Railcar, Food Packaging, Metals, Real Estate and Home Fashion.  We expect Dynegy would operate as a standalone company within IEP.

4)	What is a tender offer?
•	A tender offer is an offer to purchase some or all of the existing common stock of a public company.

5)	If I own shares of Dynegy, how do I tender them into the offer?
•	Instructions on how to tender your shares will be mailed to all stockholders.

6)	What happens if the minimum condition of the tender offer of at least 50% of outstanding Dynegy shares is not satisfied?
•
In the event the minimum tender condition of the offer is not met, and in certain other circumstances, Dynegy and IEP have agreed to complete the transaction through a one-step merger after receipt of stockholder approval.

•
A one-step merger is a merger between two companies that requires stockholder approval.  In that case, a majority of outstanding Dynegy stock would need to be voted in favor of the merger to be approved.

7)	Between now and when the transaction closes, will there be restrictions on Dynegy’s business activities?
•	Yes, there will be some restrictions on our activities between now and either the conclusion or termination of the proposed IEP transaction.
•
The legal department will provide more details on the exact restrictions in the next few days.  Generally, the restrictions are similar to the ones contained in the Blackstone transaction, but there are fewer restrictions on our commercial activities.

8)	How will today’s announcement affect my job?
•	Today’s announcement should in no way impact your day-to-day responsibilities.
•	We should concentrate on maintaining and creating value for all of our stakeholders by continuing to operate and commercialize.

9)	Who will run the company when the transaction closes?
•
As a result of the transaction, we do not expect there to be any changes to executive management prior to closing.  IEP has not indicated its plans for executive management once the transaction is complete.

10)	Will there still be cost reductions and lay-offs in January?
•	Although exact details and timing have not been finalized, we still expect to initiate cost reduction measures in the first quarter of 2011.
•	Given current commodity prices and the expected cash flow profile of the company, we believe that these cost reduction measures are necessary regardless of the ultimate ownership of the company.

11)	Will pending lay-offs be covered by the change in control or basic severance plans?
•	Lay-offs will be covered by the applicable severance plan based on the timing of the lay-offs relative to the closing of the transaction.

12)	Will this transaction affect potential STI payments?
•	We expect potential STI payments for the 2010 performance year to be determined consistent with our current STI plan and our historical practices.

13)	Will employee communications be restricted while the transaction is pending approvals?
•	While we are committed to provide timely communications to all stakeholders over the next few months, there are some restrictions on what and when we can communicate certain information.
•	An MD and above meeting will be scheduled to provide the leadership team with information that can be cascaded through the organization.
14)	What should we expect next?
•
As the process moves forward, Dynegy and IEP will be filing transaction related documents with the Securities and Exchange Commission, making appropriate regulatory filings and sending communications to Dynegy stockholders.

•	It is critical that we remain focused on operating and commercializing our assets, and continuing all of the related support work for these assets.
•
Today’s announcement may generate a lot of media attention.  Not all of the media coverage will reflect all of the relevant information and this can sometimes cause a distraction; however, the best thing we can do is to remain focused on running the company and serving our customers.